Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated May 30, 2018 to Prospectus dated June 30, 2017

Registration No. 333-219088

DOMINION ENERGY, INC.

FINAL TERM SHEET

May 30, 2018

2018 Series B 4.25% Senior Notes due 2028
Issuer:	Dominion Energy, Inc.

Principal Amount:	$300,000,000

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa2 (negative outlook)/ BBB (negative outlook)/ BBB+ (stable outlook)

Trade Date:	May 30, 2018

Settlement Date (T+4)**:	June 5, 2018

Final Maturity Date:	June 1, 2028

Interest Payment Dates:	June 1 and December 1

First Interest Payment Date:	December 1, 2018

Optional Redemption:	Make Whole Call at T+25 bps prior to March 1, 2028; Par Call on or after March 1, 2028

Treasury Benchmark:	2.875% due May 15, 2028

Benchmark Yield:	2.85%

Spread to Benchmark:	+140 bps

Reoffer Yield:	4.25%

Coupon:	4.25%

Price to Public:	100%

Proceeds to the Company Before Expenses:	99.35%

CUSIP/ISIN:	25746UCY3/US25746UCY38

Joint Book-Running Managers:	BNP Paribas Securities Corp. and Scotia Capital (USA) Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC, including the preliminary prospectus supplement dated May 30, 2018, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request them by calling:

BNP Paribas Securities Corp.	1-800-854-5674 (toll free)
Scotia Capital (USA) Inc.	1-800-372-3930 (toll free)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	We expect that delivery of the Senior Notes will be made against payment for the Senior Notes on the Settlement Date, which will be the fourth business day following the date of this final term sheet (this settlement cycle being referred to as “T+4”). Under Rule 15c6-1 of the SEC under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade Senior Notes on the date of this final term sheet or the next succeeding business day will be required, by virtue of the fact that the Senior Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisers.